ClimaChem, Inc.

16 South Pennsylvania $ Oklahoma City, OK 73107 $ 405-235-4546 $ Fax: 405-236-1209

VIA FACSIMILE (212) 644-8396

August 15, 2002

Todd Boehly, Managing Director

Guggenheim Partners

135 East 57th Street, 9th Floor

New York, NY 10022

Dear Todd:

This letter can serve to document the points we discussed yesterday that are not reflected in the Securities Purchase Agreement (SPA).

  ClimateCraft, Inc. will not pay any rent under the Capital Lease Agreement with Right of Transfer of Title, dated as of December 31, 1999, as amended, between ClimateCraft, Inc. and Summit Machine Tool Manufacturing Corp., until the Notes under the SPA are fully paid.
  Trison Construction, Inc. will not repay the $288,283 Promissory Note, dated October 31, 2000, in the amount of $288,283, until the Notes under the SPA are fully paid.
  EBITDA as calculated under the SPA will not be reduced by non-cash charges to earnings. To accomplish this, we would read the SPA as if the definition of EBITDA contains a fourth subsection as follows: "plus (iv) the aggregate amount of any unusual or non-recurring non-cash charges of ClimaChem and Subsidiaries for such period."
  Since the Triggering Condition as drafted in the SPA may not reflect the agreement between the parties with respect to the ability of ClimaChem, Inc. to determine whether it must pay 10% or 33.3% of the outstanding principal in the event a Triggering Condition occurs, ClimaChem would have 30 days more than the 180 days provided to make such determination. To accomplish this, we would read the SPA as if, in the fourth line of Section 8, the number "210" was substituted in place of "180".
  The definition of "Permitted Purchase Money Indebtedness" shall be conformed to the wording in ClimaChem's Foothill Capital Corporation loan agreement, by including in Purchase Money Indebtedness ("PMI") only PMI incurred after the closing date. To accomplish this, we would read the SPA as if the term "incurred after the closing date" was inserted after the word "Indebtedness" in the second line of such definition.
  The funds in the Cash Collateral Account have been invested in a Certificate of Deposit. You will advise us of the interest rate applicable to such funds and the method of application of interest to CCI's account.

Todd, at some point these agreements could be reflected in an amendment to the SPA. In the meantime, we can operate under this letter.

Thanks for all your work and attention on this important transaction.

Respectfully,

Tony M. Shelby

Vice President

AGREED AND ACKNOWLEDGED

Todd L. Boehly, Managing Director for

Purchasers and Collateral Agent